FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2020

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 22 July, 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 22 July 2020
Unilever Announces Results of Bondholder Meetings

Exhibit 99

UNILEVER ANNOUNCES RESULTS OF BONDHOLDER MEETINGS

London/Rotterdam, 22 July 2020

Unilever N.V. ("NV") and Unilever PLC ("PLC") (each, an "Issuer" and together, the "Issuers") announce today the results of the meetings held on 22 July 2020 for holders of the outstanding securities listed in the table below (each a "Series" and together, the "Notes") to vote in respect of the Extraordinary Resolutions as set out in the Notice of Separate Meetings dated 26 June 2020 (the "Notice of Meetings").

Capitalised terms used but not defined in this announcement have the same meaning given to them in the Consent Solicitation Memorandum dated 26 June 2020.

Notice is hereby given to the holders of the Notes that at the relevant Meeting of holders of each Series of the Notes convened by the Notice of Meetings and held via videoconference on 22 July 2020:

a)
the relevant Meeting was either quorate or not quorate (as specified in the table below); and
b)
the relevant Extraordinary Resolution detailed in the Notice of Meetings was duly passed or not passed (as specified in the table below).

Issuer	Guarantor	ISIN	Description	Quorum requirement met?	Extraordinary Resolution passed?
DIP Notes
NV	PLC, UNUS	XS1654191623	€500,000,000 0.000 per cent. Notes due July 2021	Met	Yes
NV	PLC, UNUS	XS1178970106	€750,000,000 0.500 per cent. Notes due February 2022	Met	Yes
NV	PLC, UNUS	XS1566100977	€600,000,000 0.375 per cent. Notes due February 2023	Not met	Not applicable
NV	PLC, UNUS	XS1241577490	€500,000,000 1.000 per cent. Notes due June 2023	Met	Yes
NV	PLC, UNUS	XS1769090728	€500,000,000 0.500 per cent. Notes due August 2023	Not met	Not applicable
NV	PLC, UNUS	XS1403014936	€500,000,000 0.500 per cent. Notes due April 2024	Not met	Not applicable
NV	PLC, UNUS	XS2147133495	€1,000,000,000 1.250 per cent. Notes due March 2025	Met	Yes
NV	PLC, UNUS	XS1654192191	€650,000,000 0.875 per cent. Notes due July 2025	Not met	Not applicable
NV	PLC, UNUS	XS1769090991	€700,000,000 1.125 per cent. Notes due February 2027	Not met	Not applicable
NV	PLC, UNUS	XS1566101603	€600,000,000 1.000 per cent. Notes due February 2027	Met	Yes
NV	PLC, UNUS	XS1403015156	€700,000,000 1.125 per cent. Notes due April 2028	Met	Yes
NV	PLC, UNUS	XS1654192274	€750,000,000 1.375 per cent. Notes due July 2029	Met	Yes
NV	PLC, UNUS	XS2147133578	€1,000,000,000 1.750 per cent. Notes due March 2030	Met	Yes
NV	PLC, UNUS	XS1769091296	€800,000,000 1.625 per cent. Notes due February 2033	Met	Yes
PLC	NV, UNUS	XS1560644830	£350,000,000 1.125 per cent. Notes due February 2022	Met	Yes
PLC	NV, UNUS	XS1684780031	£250,000,000 1.375 per cent. Notes due September 2024	Met	Yes
PLC	NV, UNUS	XS2008921277	£500,000,000 1.500 per cent. Notes due July 2026	Met	Yes
PLC	NV, UNUS	XS1684780205	£250,000,000 1.875 per cent. Notes due September 2029	Met	Yes
PLC	NV, UNUS	XS2008925344	€650,000,000 1.500 per cent. Notes due June 2039	Met	Yes
Standalone Notes
NV	PLC, UNUS	XS1873208950	€650,000,000 0.500 per cent. Bonds due January 2025	Not met	Not applicable
NV	PLC, UNUS	XS1873209172	€650,000,000 1.375 per cent. Bonds due September 2030	Met	Yes

Early Participation Fee

The Fee Conditions in respect of each Series where "Met" is specified in the column "Quorum requirement met?" in the table above (the "Quorate Series") have been satisfied and therefore each Noteholder from whom a valid Consent Instruction in favour of the Extraordinary Resolution in respect of any Quorate Series was received by the Tabulation Agent by the Expiration Deadline will receive the Early Participation Fee. The Early Participation Fee in respect of each Quorate Series will be paid by the Issuer no later than 29 July 2020 (being the fifth Business Day following the passing of the relevant Extraordinary Resolution).

The Fee Conditions in respect of each Series where "Not met" is specified in the column "Quorum requirement met?" in the table above (the "Inquorate Series") have not yet been satisfied.

As of the conclusion of the Meetings today, Noteholders representing more than 99% of all Consent Instructions received (covering both Quorate Series and Inquorate Series) had voted in favour of the Proposed Amendments.

Supplemental Trust Deeds

Subject to satisfaction of the Implementation Conditions, the Supplemental Trust Deeds for each Issuer implementing the relevant Proposed Amendments in respect of all Series of Notes for which the relevant Extraordinary Resolution was passed will be executed as soon as reasonably practicable after the registration of New Bond Sub with the Dutch Trade Register of the Chamber of Commerce. A further announcement will be made once such execution has taken place.

Waiver Letter

The Waiver Letter has today been executed by the Trustee, the relevant Issuer and the relevant Guarantors in respect of each of the Quorate Series.

Adjourned Meetings

The Meeting in respect of each Inquorate Series will be adjourned to 11 August 2020 in accordance with a notice of adjourned Meetings to be delivered to holders of such Inquorate Series via a notice to the Clearing Systems for communication to Direct Participants on 22 July 2020. The notice of adjourned Meetings will also be published via the regulatory news service of the London Stock Exchange.

Consent Instructions validly submitted in accordance with the procedures set out in the Consent Solicitation Memorandum shall remain valid for the relevant adjourned Meetings.

This notice is given by:

Unilever N.V. and Unilever PLC

22 July 2020

DISCLAIMER

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or "Unilever"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current COVID-19 pandemic. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission (the "SEC"), including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

Important Information

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the "Securities Act"), or an exemption therefrom. In connection with Unification, Unilever PLC expects to issue ordinary shares (including ordinary shares represented by American Depositary Shares) to security holders of Unilever N.V. in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Unification has not been and will not be approved or disapproved by the SEC, nor has the SEC or any US state securities commission passed upon the merits or fairness of Unification. Any representation to the contrary is a criminal offence in the United States.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

No solicitation will be made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Regulation (EU) 2017/1129.